SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     of THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003


                            Bayer Aktiengesellschaft
                               Bayer Corporation*
                 (Translation of registrant's name into English)

                             Bayerwerk, Gebaeude W11
                              Kaiser-Wilhelm-Allee
                                51368 Leverkusen
                                     Germany
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F X          Form 40-F
                            ---                  ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

          Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                  No X
                      ---                 ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer

Ad-hoc Message

Bayer to take impairment charges of about EUR 2.2 billion

Cash flows and dividend potential not affected

Leverkusen - The Bayer Group plans to take a total of about EUR 2.2 billion in asset impairment charges in the fourth quarter of 2003. The charges are related to the decision to strategically realign the portfolio, the planned stock-exchange listing of "NewCo" and changes in the operating conditions for the future Bayer MaterialScience subgroup. The impact of these special items on EBIT is expected to be about EUR 2 billion, while the non-operating result should be diminished by some EUR 200 million.

In the polymers and chemicals businesses these charges should amount to EUR 1.7 billion, the major part of which relates to the activities to be transferred to the future "NewCo." The figure also includes expenses for facilities consolidation as part of the ongoing efficiency programs.

The Bayer HealthCare subgroup plans to report charges of about EUR 500 million, related partly to the consolidation of pharmaceutical research facilities.

The expected charges to the non-operating result arise from write-downs of the financial interests in DyStar and the research company Curagen.

Bayer emphasizes that the impairment charges are non-cash items. They therefore affect neither cash flows nor Bayer AG's dividend potential.

In light of the planned impairment charges, the Bayer Group expects to post negative EBIT and a net loss for the full year 2003. Bayer continues to predict that EBIT before these special items will increase by a double-digit percentage as previously forecast.

Leverkusen, December 15, 2003

Bayer AG, Investor Relations contacts:
--------------------------------------

Dr. Alexander Rosar (+49-214-30-81013)

Dr. Juergen Beunink (+49-214-30-65742)

Peter Dahlhoff (+49-214-30-33022)

Ute Krippendorf (+49-214-30-33021)

Judith Nestmann (+49-214-30-66836)



Forward-looking statements

This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Bayer Aktiengesellschaft
                                                  (Registrant)



                                          By:  /s/ ppa. Alexander Rosar
                                               ------------------------
                                               Name:  Alexander Rosar
                                               Title: Head of Investor Relations


                                          By:  /s/ Armin Buchmeier
                                               -------------------
                                               Name:  Armin Buchmeier
                                               Title: Senior Counsel

Date: December 15, 2003